EXHIBIT 99.1

Golar LNG Partners LP Announces Record Date and Meeting Date for Special Meeting for Proposed Merger With New Fortress Energy

Golar LNG Partners LP (NASDAQ: GMLP) (“GMLP”) announced today that it has established a record date of January 25, 2021 for a special meeting of its unitholders currently planned to take place on February 24, 2021. At the special meeting, the holders of GMLP’s common units will vote on the previously announced proposed merger of GMLP and an indirect subsidiary of New Fortress Energy Inc. (“NFE”), as contemplated by GMLP’s Third Amended and Restated Agreement of Limited Partnership dated October 31, 2017.  GMLP common unitholders of record at the close of business on January 25, 2021 will be entitled to receive notice of the special meeting and to vote at the special meeting.

FORWARD LOOKING STATEMENTS
This press release contains certain forward-looking statements concerning future events. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. Such statements are generally not historical in nature and specifically include statements about GMLP’s plans, strategies, business prospects and changes and trends in the business in which it operates. Forward-looking statements in this press release include statements relating to NFE’s proposed acquisition of GMLP and other statements that are not historical facts. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond GMLP’s control. Actual results may differ materially from those expressed or implied by such forward-looking statements. New factors emerge from time to time, and it is not possible for GMLP to predict all of these factors. Further, GMLP cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

Specific factors that could cause actual results to differ from those in the forward-looking statements include, but are not limited to: (i) changes in federal, state, local and foreign laws or regulations to which NFE or GMLP is subject; (ii) the risk that the proposed transaction may not be completed in a timely manner or at all; (iii) GMLP’s ability to receive, on a timely basis or otherwise, the required approval of the proposed transaction by its common unitholders; (iv) the possibility that competing offers or acquisition proposals for GMLP will be made; (v) the possibility that any or all of the various conditions to the consummation of the GMLP transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); and (vi) other risk factors identified herein or from time to time in GMLP’s periodic filings with the SEC. These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of GMLP’s forward-looking statements. Other known or unpredictable factors could also have material adverse effects on future results.

GMLP does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in GMLP’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION
In connection with the proposed merger, GMLP filed a Report on Form 6-K with the SEC on January 19, 2021, which contains, among other things, a copy of the merger agreement, and GMLP will furnish to its unitholders a proxy statement and other relevant documents. This press release is not a substitute for the merger agreement or proxy statement or for any other document that GMLP may file with the SEC in connection with the proposed transactions.  BEFORE MAKING ANY VOTING DECISION, GMLP’S UNITHOLDERS ARE URGED TO READ THE MERGER AGREEMENT AND THE PROXY STATEMENT WHEN EACH BECOMES AVAILABLE AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

Investors and security holders will be able to obtain, free of charge, a copy of the proxy statement (when available) and other relevant documents filed with the SEC from the SEC’s website at http://www.sec.gov. In addition, the proxy statement, GMLP’s annual report on Form 20-F and its other filings with the SEC will be available free of charge through GMLP’s website: www.golarlngpartners.com, as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC.

Golar LNG Partners LP
Hamilton, Bermuda
January 19, 2021
Questions should be directed to:
c/o Golar Management Ltd - +44 207 063 7900
Karl Staubo
Stuart Buchanan

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act